FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response.. . .0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Santalucia Frank J.	2. Date of Event Requiring Statement (Month/Day/Year) 11/01/2002	4. Issuer Name and Ticker or Trading Symbol Weis Markets, Inc. NYSE Trading Symbol = WMK
(Last) (First) (Middle) 1000 South Second Street P.O. Box 471	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issurer (check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Vice President IPharmacy	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Sunbury PA 17801			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                                                            (Over)
If the form is filed by more than one reporting person, see Instruction 5(b)(v)                                                                                                                                                           SEC 1473 (7-02)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
                                                                                                                                                                                                                                                                                 Page 1 of 2 pages (Form 3)

FORM 3 (continued)                            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

  Explanation of Responses:

  *  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                                                                /S/ Frank J. Santalucia                                               11/01/2002
                                                                                                                            **Signature of Reporting Person                                Date

  Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
             See   Instruction 6 for procedure.

  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                                                                                                        Page 2 of 2 pages (Form 3)